KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

May 29, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

	Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 4 to Registration Statement on Form S-1
Filed April 24, 2012
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of May 17, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have added disclosure on the Jumpstart Our Business Startups Act and as it relates to our company on the cover page, within the prospectus, and in the risk factors section.

Our Business, page 5

2.

We note your response to comment 1 of our letter dated March 8, 2012 and the revised disclosure on pages 5 and 49. Please revise your disclosure in the table to clarify which amounts are owed to you and which amounts you owe. In addition, please include footnotes for each table and clarify the references to footnotes C & D on page 49.

Response: We have amended the tables on page 5 and 49 in the S-1/A filed concurrently with this response.

Executive Compensation, page 46

3.

We note your response to comment 2 of our comment letter dated March 8, 2012 where you state that you treat consulting expenses as compensation. Please revise this section, including the summary compensation table, to reflect this revision or advise.

Response: We have revised the executive compensation table to more accurately reflect all of our officer’s compensation.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.

Please amend to include the signature designation on the report of independent registered public accounting firm issued by K.R. Margetson Ltd. Refer to Item 202(a) of Regulation S-X and Item 302(a) of Regulation S-T.

Response: Our auditor has provided us with an updated form of his report and we have included it in the amended S-1 filed concurrently with this response.

Consolidated Statements of Cash Flows, page F-5

5.	We note your response to prior comment 4 and reissue the comment. Please address the following:

a.

Please amend your filing to begin the reconciliation of Net cash used in operating activities for the fiscal years ended April 30, 2011 and 2010 with Net loss ($83,325 for year ended April 30, 2011). We note that you have properly used Net income (loss) as the starting point for your reconciliations for the interim periods ended January 31, 2012 and 2011.

	b.	Please ensure that your Consolidated Statement of Stockholders' Equity for the fiscal year ended April 30, 2011 also uses Net income (loss), not Net loss available to equity holders.

Response: We have included revised financial statement tables in the S-1/A filed concurrently with this response.

Note 4 — Related Party Transactions and Balances, page F-10

6.

We note your response to prior comment 5. Given that Eric Lo, the majority owner of 0829436 BC Ltd. owns approximately 4% of your outstanding comment stock, please tell us how you determined that K West and 0829436 BC Ltd. are entities under common control, as it is unclear how a minority shareholder would be deemed to control KWest.

Response: Eric Lo is a director of our company and as such has significant control over our daily activities and the decisions made by our company. We felt that it was more complete disclosure for our investors if they were aware of the relationship between Eric Lo and 0829436 BC Ltd., given his position with our company.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong

Stolfin Wong, President, CEO